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                                                                  Donna Alston
                                                      Director, Communications
                                                                (610) 645-1095

FOR RELEASE: Immediately

     PHILADELPHIA SUBURBAN SELECTED BY BRISTOL BOROUGH MUNICIPAL AUTHORITY TO NEGOTIATE PURCHASE OF WATER SYSTEM

     BRYN MAWR, June 12 -- Philadelphia Suburban Water Company (PSW) -- the primary subsidiary of Philadelphia Suburban Corporation (PSC) -- announced today that it has received a letter of intent and will begin negotiations to purchase the assets of the Bristol Borough Water Authority which serves approximately 30,000 residents in Bristol Borough and Bristol and Bensalem Townships. The proposed acquisition will represent the Company's first acquisition of a large water system in Bucks County and be among the largest water system acquisition to date by PSW.

     PSW was one of four utilities to respond to a May 6, request from Bristol Borough Water Authority to purchase the system. The Company's bid of $25.5 million was the highest conforming bid received by the water authority. PSW and Bristol officials expect the negotiations and due diligence process to last several months.

     PSC is the third-largest, private, investor-owned water utility in the country, serving approximately 850,000 residents in 82 municipalities in Delaware, Montgomery, Chester and Bucks Counties. The Company has purchased 12 water systems in the past four years including two small Chester County community water systems in East Marlborough and Franklin Township, Chester County this year.


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